02 AUG -2 AM 10: 52

MAYER BROWN ROWE & MAW

1675 BROADWAY
NEW YORK, NEW YORK 10019-5820

MAIN TEL (212) 506-2500
MAIN FAX (212) 262-1910
www.mayerbrownrowe.com

REB D. WHEELER
DIRECT TEL (212) 506-2414
DIRECT FAX (212) 849-5914
rwheeler@mayerbrownrowe.com

August 1, 2002

BY [redacted]

Of[illegible] Finance
Se[illegible]sion
45[illegible] 02049726
Was[illegible]gton, DC 20549

SUPPL

SUPPL

Re: Schwarz Pharma AG (File No. 82-4406)

Dear Sir or Madam:

Enclosed herewith are the following materials, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated July 31, 2002.

2. Second Quarter Report, Released July 31, 2002

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2414 in connection with this matter. Thank you for your assistance.

Sincerely,

Reb D. Wheeler

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

Encls (2)

cc: Antje Witte
Schwarz Pharma AG
Philip O. Brandes

17087129 02981884

News

SCHWARZ PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 - 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Strasse 10
40789 Monheim, Germany
Internet: www.schwarzpharma.com

July 31 2002 – Half Year Report 2002:

SCHWARZ PHARMA Reports Positive Development

- Sales: + 5,5%
- Adjusted Net income: + 15,3%
- Outlook: Net Income increase in 2002 expected
  (excluding special earnings)
- R&D: Clinical development on track, addition to urology pipeline
- Generic Omeprazole: Confident in positive outcome

As of June 30, 2002 sales of the Schwarz Pharma Group rose by 5.5% to €403.1 million. Adjusted for one time effects Group net income achieved an increase of 15.3% to €13.6 million

"The first six months 2002 showed a good sales trend and improved earnings before one time effects. It was an important strategic decision to in-license the new urology project, " says Patrick Schwarz-Schütte, Chief Executive Officer SCHWARZ PHARMA AG. "Additionally we are expecting net income 2002 to increase. Currently we are awaiting the outcome of the omeprazole court case which we expect mid-August. We are confident in our legal position and to bring our omeprazole generic product into the US-American market no later than 2003."

Sales: + 5,5%

Sales development by region shows a mixed picture: While the German sales organization increased sales by 10.6% to €112.2 million, government imposed price reductions and seasonal effects led to sales declines in Spain and France. On the other hand sales in Italy and Poland rose. In Great Britain sales fell but sales in Eastern Europe and export increased. All in all sales increased by 0.9% to a of € 140.6 million in the European markets excluding Germany. The sales contribution from the U.S. increased by 6.6% to €121.6 million. Sales volume in Asia rose again significantly by 57.4% to €11.2 million.

Growth was contributed to by newly introduced drugs, e.g. the cardiovascular drugs VERELAN® PM (verapamil HCL) and PROVAS® (valsartan) as well as the anti-asthmatic agent ATMADISC® (salmaterol xinafoate).

Earnings development January – June
Adjusted net income:+15.3%
An improved product mix (higher margin products achieved a higher percentage of sales) improved gross margin as of June 30, 2002 by 6.6% to €249.3 million and thus increased greater than to sales.
Selling, general and administrative expense increased moderately as compared to sales by +4.5% to €167.0 million.
Research and development expense increased by 27.6% to €59.7 million, as a result of the up-front payment of € 6.4 million for the urology project SPM969 in June. Adjusted for this up-front payment, the increase was 13.9% to €53.3 million, which is in line with the development progress of the pipeline.

Operating result for the first six months of 2002 fell by 39.0% to €7.5 million. Adjusted for the SPM969 up-front payment, operating result increased by 12.1% to €13.9 million.

The financial result (- €4.2 million) reflects the actual use of debt.
Other operating income fell to €10.3 million, as the remaining purchase price in the amount of €42.9 million for AXCAN SCHWARZ LLC was reflected the previous year. Adjusted for this one-time payment, other operating income increased from €6.4 million to €10.3 million. The sale of non-strategic product rights of the SCHWARZ PHARMA Group and revenues from the sale of marketable securities are the reason for this increase.

Adjusted for the 2001 Axcan special earnings and the up-front payment for SPM969, adjusted Group net income achieved an increase of 15.3% to € 13.6 million. Corresponding earnings per share were € 0.31.

Statement of Cash Flows, Balance Sheet and Employees
Cash flow from operating activities decreased by 73.9% and adjusted for the Axcan 2001 special earnings by 38.9% to €19.5 million. Net cash flow used in investing activities was €6.8 million. Cash flow used in financing activities achieved €5.1 million. The SCHWARZ PHARMA Group's cash and cash equivalents from 1/1 to 1/6/2002 increased by 27.6% to €41.2 million.

Exchange rate effects led to a slight decrease in total assets as of June 30, 2002, in comparison with December 31, 2001, of 2.6% to €881.6 million. As a result the equity ratio was 55.9% compared to 60.0% at the end of 2001.

As of June 30, 2002, the number of employees had increased by 202 to 3,744. The new employees are employed primarily in marketing and sales in Germany, Eastern Europe and Asia and in research and development.

Outlook: Net Income increase in 2002 expected
(excluding special earnings)
Despite the up-front payment for the urology project SPM969 SCHWARZ PHARMA is expecting to exceed 2001 net income. The corresponding net income in 2001 after adjustment for the Axcan special earnings was € 16.1 million.

Generic Omeprazole: Confident in positive outcome

The proceedings in the law suit concerning the formulation patents on the gastro-intestinal compound Omeprazole were completed in the middle of June. We are anticipating a decision in August. Schwarz Pharma continues to consider its legal position to be very solid and is confident to be able to bring its Omeprazole generic product into the US-American market no later than 2003. The launch of this product could contribute significant sales and earnings.

R&D: Clinical development on track, addition to urology pipeline

All five projects are in advanced development and progressing to plan. The pipeline was broadened by the new compound SPM969 for the treatment of benign prostate hyperplasia.

At the end of June, SCHWARZ PHARMA licensed from Ranbaxy Laboratories Ltd. of India a new compound (SPM969) for the treatment of benign prostate hyperplasia. SPM969 should offer patients a fast and effective treatment. It will be developed and marketed by SCHWARZ PHARMA for the U.S.-American, European, and Japanese markets. In these regions more than 51 million men suffer from this condition.

The Parkinson patch rotigotine CDS is currently being tested in international phase III studies. The phase III results should be available in the first quarter of 2004. A phase II study with rotigotine CDS for the indication of restless legs syndrome (RLS) was finished end of April and demonstrated good results. In the phase IIb multinational clinical study of fesoterodine, the compound for incontinence, the last patients are currently being enrolled. Announcement of the results is planned for the first quarter of 2003. A phase II open label tolerance study for the treatment of epilepsy with the compound harkoseride is ongoing. The results should be available in the fourth quarter of 2002. Currently two double-blind, placebo-controlled phase II studies are in progress with harkoseride for the treatment of neuropathic pain. Initial results should be available in the fourth quarter of 2002.

Key data from the interim report:

SCHWARZ PHARMA-Group ***Euro million*** *US GAAP*	*Jan.-June 2001*	***Jan.-June 2002***	*Change in %*
Net sales	382.1	**403.1**	+5.5%
Cost of goods sold	148.2	**153.8**	+3.8%
Gross profit	233.9	**249.3**	+6.6%
Selling, general and administrative expense	159.7	**167.0**	+4.5%
Research and development expense	46.8	**59.7**	+27.6%
Amortization of intangible assets	19.9	**16.8**	+15.5%
Impairment loss	1.3	**0.0**	-100.0%
Other operating income (expense) - net	6.2	**1.7**	-72.7%
Operating result	12.4	**7.5**	-39.0%
Financial result	(1.0)	**(4.2)**	>100%
Non-operating income (expense) - net	49.3	**10.3**	-79.1%
Income before income taxes and minority interest	60.7	**13.6**	-77.6%
Taxes on income	24.7	**4.6**	-81.4%
minority interest	(0.2)	**(0.4)**	+118.9%
Net income	36.2	**9.4**	-74.0%
Adjusted results			
+ upfront payment SPM 969	0.0	**6.4**	
Adjusted Operating result	**12.4**	**13.9**	**+12.1%**
- Axcan special earnings (net)	(24.4)	**0.0**	
+ upfront payment SPM 969 (net)	0.0	**4.2**	
Adjusted Net income	**11.8**	**13.6**	**+15.3%**
EBITDA	47.8	**35.7**	-25.3%
EBIT	17.5	**8.5**	-51.4%
Cash Flow from Operating Activities	74.9	**19.5**	-73.9%
Cash Flow used in Investing Activities	(36.2)	**(6.8)**	-81.2%
Cash Flow from/used in Financing Activities	8.4	**(5.1)**	n.s.
Total Balance Sheet	904.9	**881.6**	-2.6%
Shareholders' equity	543.3	**492.7**	-9.3%
Employees	3,542	**3,744**	+5.7%

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on CNS, urology and cardiovascular diseases. In 2001 the company achieved global sales of € 768 million, thereof 70% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's, Restless Legs Syndrome, epilepsy, neuropathic pain and incontinence. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, T: +49-2173-48-1866

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of Schwarz Pharma AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, changes in regulation affecting Schwarz Pharma AG, exchange rate fluctuations and hiring and retention of its employees.

Financial Calendar:

November 6, 2002	*3rd Quarter Report 2002*
February 2003	*4th Quarter Report 2002*
May 13, 2003	*Annual Meeting of Shareholders*

SCHWARZ PHARMA

Our annual report and additional information are available on the Internet at:

www.schwarzpharma.com

Corporate Communications
SCHWARZ PHARMA AG
Alfred-Nobel-Strasse 10
D-40789 Monheim

Telephone *+49-(0)2173-48-1377 and 49-(0)2173-48-1238*
Fax *+49-(0)2173-48-1856*
E-mail *info@schwarzpharma.com*

Antje Witte, Investor Relations
Telephone *+49-(0)2173-48-1866*
E-mail *antje.witte@schwarzpharma.com*

2nd Quarter Report 2002

SCHWARZ PHARMA

SCHWARZ PHARMA – *Highlights*

- ***Sales: + 5,5%***
  As of June 30, 2002 sales of the Schwarz Pharma Group rose by 5.5% to € 403.1 million. In Germany sales increased by 10.6% to € 112.2 million and in other European markets nearly by one percent to €140.6 million. In the U.S. sales grew by 6.6% to €121.6 million. In Asia an increase of sales by 57.4% to €11.2 million was achieved.

- ***Adjusted Net income: + 15,3%***
  Adjusted for the 2001 Axcan special earnings and the up-front payment for SPM969, adjusted Group net income achieved an increase of 15.3% to € 13.6 million. Corresponding earnings per share were € 0.31.

- ***Outlook: Net Income increase in 2002 expected (excluding special earnings)***
  Despite the up-front payment for the urology project SPM969 SCHWARZ PHARMA is expecting to exceed 2001 net income. The corresponding net income in 2001 after adjustment for the Axcan special earnings was € 16.1 million.

- ***R&D: Clinical development on track, addition to urology pipeline***
  All five projects are in advanced development and progressing to plan. The pipeline was broadened by the new compound SPM969 for the treatment of benign prostate hyperplasia.

- ***Generic Omeprazole: Confident in positive outcome***
  SCHWARZ PHARMA continues to consider its legal position to be very solid and is confident in bringing its omeprazole generic product to the US-market no later than 2003.

Sales Development January – June 2002: Up by 5.5%

Sales of the SCHWARZ PHARMA Group as of June 30, 2002 rose by 5.5% to € 403.1 million. The development of sales in the pharmaceutical business was as follows:

Europe

The German marketing organization achieved an increase of sales by 10.6% to €112.2 million. Adjusted for the sale of the product LIPREVIL®, growth was 12.7%. The product with the highest sales contribution was the gastrointestinal agent RIFUN® (pantoprazol; €17.7m; +13.0%). The anti-asthmatic drug ATMADISC® (salmeterol xinafoate; €13.7m; +125.5%) improved significantly, as did the anti-hypertensive drug PROVAS® (valsartan; €11.5 million; +55.3%).

In other European markets, sales increased by 0.9% to a total of € 140.6 million. Government imposed price reductions and seasonal effects led to sales declines in Spain (€21.2m; -11.8%) and in France (€26.0m; -3.7%). In Italy, sales rose by 3.2% to €31.1 million. The Polish subsidiary realized a sales growth of 25.7% to €13.8 million. In Great Britain, sales fell by 2.6% to €16.3 million, but were clearly above budget. Also sales in Eastern Europe and export sales developed better than expected (+5.7%).

USA

In the United States, sales of SCHWARZ PHARMA improved by 6.6% to €121.6 million. On a U.S. dollar basis, growth was 6.5%. The primary contributors to sales were the cardiovascular products UNIVASC®/ UNIRETIC® (moexipril; €30.8m; +1.5%) and VERELAN® PM (verapamil HCL; €18.0m; up 38.0%). In the gastrointestinal area, the Levsin product line extension, NULEV® (hyoscyamine; €5.1m; +143%) grew significantly.

Asia

The affiliates in Asia were able to continue their positive sales trend and again realized a clear increase in sales of 57.4% to € 11.2 million.

Breakdown of sales by region


Asia 3 %
Germany 30 %
USA 30 %
Europe 37 %

Break down of sales by indication


Others 15%
Urology 5%
Central Nervous System 6%
Gastro-Intestinal 17%
Cardiovascular 57%

Schwarz Pharma AG
and Subsidiaries

Income Statement (€ million)	Jan. - June 2001	Jan. - June 2002	Change in %
Net Sales	**382,1**	**403,1**	**5,5%**
Cost of goods sold	148,2	153,8	3,8%
Gross profit	233,9	249,3	6,6%
Selling, general and administrative expense	159,7	167,0	4,5%
Research and development expense	46,8	59,7	27,6%
Amortization of intangible assets	19,9	16,8	-15,5%
Impairment Loss	1,3	0,0	-100,0%
Other operating income (expense) - net	6,2	1,7	-72,7%
Operating result	**12,4**	**7,5**	**-39,0%**
Financial result	(1,0)	(4,2)	> 100%
Other income (expense) - net	49,3	10,3	-79,1%
Income before income taxes and minority interest	**60,7**	**13,6**	**-77,6%**
Taxes on income	24,7	4,6	-81,4%
Minority interest	(0,2)	(0,4)	118,9%
Net income	**36,2**	**9,4**	**-74,0%**
Earnings per share in €*	0,82	0,21	
EBITDA	47,8	35,7	-25,3%
EBIT	17,5	8,5	-51,4%

Adjusted results			
Operating result	12,4	7,5	
+ upfront payment SPM969	0,0	6,4	
Adjusted Operating result	**12,4**	**13,9**	**12,1%**
Net income	36,2	9,4	
- Axcan special earnings (net)	(24,4)	0,0	
+ upfront payment SPM969 (net)	0,0	4,2	
Adjusted Net income	**11,8**	**13,6**	**15,3%**
Earnings per share in €	0,27	0,31	
*Number of shares			
Basis, million units	43,987	44,0	0,0%
Diluted, million units	43,987	44,264	0,6%

Earnings Development January - June

Adjusted Net income: Plus 15,3%

Gross margin as of June 30, 2002, improved by 6.6% to €249.3 million and thus increased greater than to sales. This was due to an improved product mix (higher margin products achieved a higher percentage of sales) as well as improved efficiency in production.

Selling, general and administrative expense increased moderately as compared to sales by +4.5% to €167.0 million. In addition to marketing activities for the leading products, higher insurance premiums also contributed to this.

Research and development expense increased by 27.6% to €59.7 million, as a result of the up-front payment of € 6.4 million for the urology project SPM969 in June. Adjusted for this up-front payment, the increase was 13.9% to € 53.3 million, which is in line with the development progress of the pipeline.

Amortization of intangible assets declined by 15.5% to € 16.8 million primarily as a result of the discontinuation of amortization of goodwill under US GAAP beginning 1/1/2002. In addition, amortization charges for rights to several products expired in 2001.

Other operating income and expenses dropped from € 6.2 million to € 1.7 million as a result of one-time gains in 2001.

Operating result for the first six months of 2002 fell by 39.0% to € 7.5 million. Adjusted for the SPM969 up-front payment, operating result increased by 12.1% to € 13.9 million.

The financial result (- €4.2 million) reflects the actual use of debt and the loss of interest payments from Axcan. AXCAN Pharma Inc., Canada, fully paid off the remaining purchase price for all shares in the joint Venture AXCAN SCHWARZ LLC at the end of June 2001.

Other operating income fell to €10.3 million, as the remaining purchase price in the amount of €42.9 million for AXCAN SCHWARZ LLC was reflected the previous year. Adjusted for this one-time payment, other operating income increased from € 6.4 million to € 10.3 million. The sale of non-strategic product rights of the SCHWARZ PHARMA Group and revenues from the sale of marketable securities are the reason for this increase.

Income before taxes as of June 30, 2002, was € 13.6 (down 77.6%). After deducting taxes on income in the amount of €4.6 million (down 81.4%), net income after taxes was € 9.4 million or € 0.21 per share (down 74.0%).

Adjusted for the 2001 Axcan special earnings and the up-front payment for SPM969, adjusted Group net income achieved an increase of 15.3% to € 13.6 million. Corresponding earnings per share were € 0.31.

The number of shares doubled as a result of a stock split on July 15 to 43,987 shares.

Schwarz Pharma AG
and Subsidiaries

Statement of Cash Flows (€ million)	Jan. - June 2001	Jan. - June 2002	Change in %
Cash Flow from Operating Activities	74,9	19,5	-73,9%
Cash Flow used in Investing Activities	(36,2)	(6,8)	-81,2%
Cash Flow used in / provided by Financing Activities	8,4	(5,1)	n.s.
Effects of exchange rates	3,4	1,2	-64,7%
Changes in cash and cash equivalents	**50,5**	**8,9**	**-82,4%**
Cash and cash equivalents at beginning of period	24,0	32,3	34,5%
Cash and cash equivalents at end of period	**74,5**	**41,2**	**-44,7%**

Balance Sheet

(€ million)	Dec. 31 2001	Jun 30 2002	Change in %
Current Assets			
Cash and cash equivalents	32,3	41,2	27,6%
Marketable securities	12,0	6,0	-49,9%
Accounts receivable, less allowance	125,7	136,5	8,6%
Inventories	87,3	85,5	-2,1%
Other current assets	34,0	42,3	24,5%
Total current assets	**291,3**	**311,5**	**6,9%**
Property, plant and equipment	193,0	184,2	-4,6%
Goodwill and other intangible assets	348,7	312,2	-10,5%
Long-term investments and other assets	71,9	73,7	2,5%
	904,9	**881,6**	**-2,6%**
Liabilities			
Short-term debt and current portion of long-term debt	129,7	102,6	-20,9%
Other current liabilities	145,5	152,3	4,7%
Total current short-term liabilities	**275,2**	**254,9**	**-7,4%**
Long-term debt	45,2	94,0	108,2%
Pension and other non-current liabilities	41,3	40,0	-3,2%
Shareholders' equity	543,3	492,7	-9,3%
	904,9	**881,6**	**-2,6%**
Number of employees	3.542	3.744	5,7%

Statement of Cash Flows and Balance Sheet

Cash flow from operating activities decreased by 73.9% and adjusted for the Axcan 2001 special earnings by 38.9% to €19.5 million. This decrease is attributable to one-time payments in Germany and bonus payments to the employees in connection with the positive 2001 result.

Net cash flow used in investing activities was €6.8 million. SCHWARZ PHARMA invested €11.0 million in tangible assets particularly in production plants compared to €8.6 million in 2001. Investments were made for intangible assets, primarily software and product rights (€2.0 million versus €27.6 million in 2001). This was partly compensated by the proceeds from the sale of securities of €6.2 million.

Cash flow used in financing activities was €5.1 million following cash flow of €8.4 million provided by financing activities in the previous year. The SCHWARZ PHARMA Group's cash and cash equivalents from 1/1 to 1/6/2002 increased by 27.6% to €41.2 million. As of June 30, 2001 cash and cash equivalents were €74.5 million due to the 2001 Axcan special earnings. These liquid funds were used to reduce debt.

The financial structure of the SCHWARZ PHARMA Group as of June 30, 2002, has changed positively. Short-term debt was reduced while long-term debt was simultaneously increased. Thus SCHWARZ PHARMA has secured the currently favorable interest level and has achieved increased planning certainty for the future.

Exchange rate effects and the dividend payment on May 16 led to a slight decrease in total assets as of June 30, 2002, in comparison with December 31, 2001, of 2.6% to € 881.6 million. As a result the equity ratio was 55.9% compared to 60.0% at the end of 2001.
As of June 30, 2002, the number of employees had increased by 202 to 3,744. The new employees are employed primarily in marketing and sales in Germany, Eastern Europe and Asia and in research and development.

The 2nd Quarter of 2002

Schwarz Pharma AG and Subsidiaries

Income Statement (€ million)	Apr. - June 2001	Apr. - June 2002	Change in %
Net sales	**204,9**	**217,6**	**6,2%**
Cost of goods sold	80,3	81,2	1,1%
Gross profit	124,6	136,4	9,5%
Selling, general and administrative expense	77,1	91,5	18,7%
Research and development expense	25,7	35,0	36,5%
Amortization of intangible assets	10,5	8,4	-20,1%
Impairment loss	1,3	0,0	-100,0%
Other operating income (expense) - net	1,3	(0,2)	n.s.
Operating result	**11,3**	**1,2**	**-89,1%**
Financial result	(0,5)	(2,2)	316,1%
Other income (expense) - net	44,0	7,4	> -100%
Income before income taxes and minority interest	**54,8**	**6,4**	**-88,4%**
Taxes on income	23,0	2,0	-91,3%
Minority interest	(0,1)	(0,2)	> 100%
Net income	**31,9**	**4,6**	**-85,6%**
Adjusted Operating result	**11,3**	**7,6**	**-32,7%**
Adjusted Net income	**7,5**	**8,8**	**17,1%**

Cash Flow Statement (€ million)	Apr. - June 2001	Apr. - June 2002	Change in %
Cash flow from Operating Activities	63,7	13,6	-78,7%
Cash flow used in Investing Activities	(6,2)	0,1	-100,8%
Cash flow from/used in Financing Activities	(9,3)	(3,8)	-59,5%
Effect of exchange rates	3,4	1,0	> -100%
Change in cash and cash equivalents	**51,6**	**10,9**	**-78,9%**
Cash and cash equivalents at the beginning of period	22,9	30,3	32,3%
Cash and cash equivalents at the end of period	**74,5**	**41,2**	**-44,7%**

Gross Margin Significantly Improved

In the period April through June 2002, the SCHWARZ PHARMA Group realized an increase in sales of 6.2% to €217.6 million.

The improved product mix, i.e., a higher portion of sales of high-margin products, led to an improvement in gross margin of 9.5%.

Selling, general and administrative expense increased by 18.7% to € 91.5 million. This was due to higher marketing activities in the second quarter and one-time administration costs. In the first six months selling, general and administrative expense increased by only 4.5%.

Research and development expense increased by 36.5% to €35.0 million. Without the up-front payment for urology project SPM969, research expenses increased by 11.6%, which corresponds to the development progress of the pipeline.

Operating results in the 2nd quarter of 2002 were €1.2 million (-89.1%) or adjusted €7.6 million (-32.7%).

The financial result (- €2.2 million) reflects the current usage of debt. Other income and expense in 2001 is dominated by the Axcan special earnings. Adjusted for this gain in the amount of €42.9 million, other income and expense increased from €1.1 million in the 2nd quarter of 2001 to €7.4 million in 2002. Products which are no longer in the company's strategic focus area and securities, were sold.

Net income before taxes was €6.4 million (- 88.4%), and tax as a percentage of net income before taxes was 31.3%. Thus Group net income was €4.6 million (- 85.6%). Adjusted for the 2001 Axcan special earnings and the up-front payment for SPM969, Group net income for the 2nd quarter of 2002 achieved an increase of 17.3% to €8.8 million. Adjusted earnings per share in the second quarter were €0.20.

Outlook: Net Income increase in 2002 expected (excluding special earnings)

Taking into account the recent drop in the U.S. dollar exchange rate, we plan to increase sales in fiscal year 2002 by around 3%. Despite the up-front payment for the urology project SPM969 and research and development expense which continue to rise, we expect a further increase in net income. The corresponding net income in 2001 was € 16.1 million after adjustment for the AXCAN special earnings.

Generic Omeprazole: Confident in positive outcome

The proceedings in the law suit concerning the formulation patents on the gastrointestinal compound Omeprazole were completed in the middle of June. We are anticipating a decision in August. We continue to consider our legal position to be very solid and are confident that we will be able to bring our Omeprazole generic product into the US-American market no later than 2003. The launch of this product could contribute significant sales and earnings.

R&D: Clinical development on track, addition to urology pipeline

The development pipeline of SCHWARZ PHARMA comprises five projects in advanced stages of clinical development and the newly licensed urology project SPM969 in phase I.

At the end of June, SCHWARZ PHARMA licensed from Ranbaxy Laboratories Ltd. of India a new compound (SPM969) for the treatment of benign prostate hyperplasia.
SPM969 should offer patients a fast and effective treatment. It will be developed and marketed by SCHWARZ PHARMA for the U.S.-American, European, and Japanese markets. In these regions more than 51 million men suffer from this condition.

The Parkinson patch rotigotine CDS is currently being tested in international phase III studies. The phase III results should be available in the first quarter of 2004. The goal is to proof the efficacy and safety of the new dopamine agonist rotigotine CDS which is applied to the skin once a day as a patch. In contrast to dopamine agonists in tablet form, transdermal application of rotigotine CDS results in constant plasma levels which should provide constant effectiveness and improved tolerance.

In a phase II study with rotigotine CDS for the indication of restless legs syndrome (RLS), it was demonstrated that the dopamine agonist rotigotine CDS can bring about a dose-related reduction in symptoms. Up to 9% of the population suffers from this condition, which is characterized by an unpleasant hyperkinesia of the legs, manifesting itself predominantly in the evening and at night.

In the phase IIb multinational clinical study of fesoterodine, our compound for incontinence, the last patients are currently being enrolled. Announcement of the results is planned for the first quarter of 2003. The antimuscarinic festerodine is characterized by a known mechanism of action and should offer patients good efficacy with fewer side effects than comparable medications.

A phase II open label tolerance study for the treatment of epilepsy with the compound harkoseride is ongoing. The results should be available in the fourth quarter of 2002.

Currently two double-blind, placebo-controlled phase II studies are in progress with harkoseride for the treatment of neuropathic pain. Initial results should be available in the fourth quarter of 2002.